Nov. 16, 2011

Katherine Wray

Attorney Advisor

Stephani Bouvet

Staff Attorney

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Charlotte Capital Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed November 2, 2011

File No. 333-175344

Dear Ms Wray:

Please find below the responses of Charlotte Capital Corp. to your comment letter of Nov. 16, 2011.

Prospectus Cover Page, page 3

1. We reissue prior comment 3 in part. Please revise your prospectus cover page to clearly indicate Ms. Anderson and Underhill must first sell the maximum amount of shares of common stock for the issuer prior to selling shares of the selling shareholder.

Prospectus cover page revised to clearly indicate that Ms. Anderson and Underhill must first sell the maximum amount of shares of common stock for the issuer prior to selling shares of the selling shareholder.

The Offering, page 7

2. We reissue prior comment 2 in part. Please revise to define the term “escrow conditions”in your summary section, as it is defined in your escrow agreement.

Escrow conditions defined as:

(1) The Escrow Agent has received written certification from the Company and any other evidence acceptable by the Escrow Agent that the Company has executed an agreement for the acquisition(s) of a business(es) the value of which represents at least 80% of the maximum offering proceeds (both company and selling shareholder sales) and has filed the required post-effective amendment, the post-effective amendment has been declared effective, the mandated reconfirmation offer having the conditions prescribed by Rule 419 has been completed, and the Company has satisfied all of the prescribed conditions of the reconfirmation offer(at least 80% of the offering shares ( both company and selling shareholder) must have voted in favor of reconfirmation); and

(2) The acquisition(s) of the business(es) the value of which represents at least 80% of the maximum offering proceeds is (are) consummated or

(3) The deposited funds shall be returned to investors in the event that the minimum offering amount is not raised within 180 days (in which case the securities are returned to the company

Financial Statements

General

3. Please update your financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X. Please ensure that you include cumulative-to-date income statement and cash flow information from the date of inception through the date of your updated interim period financial statements. We refer you to ASC 915-225-45-1 and ASC 915-230-12-1.

Updated through Sept. 30, 2011.

4. Please clarify the financial statement periods presented. In this regard, we note that you provided audited financial statements for the period from inception (February 7, 2011) through February 28, 2011 and interim financial statements for the three months ended June 30, 2011, which includes April, May and June. Accordingly, it appears that you have not provided financial information for March 2011. Please explain or revise your disclosures accordingly when you update your interim financial statements.

Interim financial statements updated through Sept. 30, 2011 including from inception periods which include March 31, 2011. Interim financials for the March 31, 2011 period were not included as at the time of the amendment there was already a subsequent Interim period.

5. The cumulative-to-date income statement and cash flow information does not appear to be correct. For instance, the cumulative-to-date income statement information does not include any operating expenses and yet you incurred $25,000 of operating expenses through February 28, 2011. Also, the cumulative-to-date cash flow statement information does not include the $2,500 payment of accounts payable for audit services. Please revise to correct your cumulative-to-date financial statements.

Revised.

Item 16—Exhibits and Financial Statement Schedules, page II-3

6. The first paragraph of the revised escrow agreement indicates the agreement is dated as of October 31, 2011, and the agreement appears to reflect changes made in response to our comment letter dated October 21, 2011. The revised agreement, however, is signed by your selling shareholder and escrow agent as of October 11, 2011, prior to our issuance of the October 21, 2011 comment letter. Please tell us whether the escrow agreement filed as Exhibit 99(a) is a properly executed agreement and revise as necessary.

Escrow agreement revised and currently dated.

Very truly yours,

/s/ Nichole Anderson

Nichole Anderson, President

Charlotte Capital Corp.